SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORBOTECH LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value 0.14 New Israeli Sheqels per share

(Title of Class of Securities)

M75253100

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

Michael Havin

Corporate Secretary

Orbotech Ltd.

P.O. Box 215

Yavne 81101, Israel

Tel: + 972-8-9423622

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

LizabethAnn Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Tel: (212) 474-1000 Fax: (212) 474-3700	David Cohen, Esq. Tulchinsky Stern Marciano Cohen Levitski & Co. Law Offices 4 Berkowitz St. Tel Aviv, 64238, Israel

CALCULATION OF REGISTRATION FEE

Transaction valuation*	Amount of filing fee**
$403,413	$28.76

*	Estimated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase an aggregate of 553,500 ordinary shares of Orbotech Ltd. having an aggregate value of $403,413 will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of October 31, 2010.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Filing party:	Not applicable.
Form or Registration No.:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 4, 2010 (the “Schedule TO”) by Orbotech Ltd., an Israeli Company, in connection with an offer by the Company to exchange certain outstanding options to purchase ordinary shares, New Israeli Sheqels 0.14 nominal (par) value, of Orbotech, granted in the years 2005, 2006 or 2007 pursuant to the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) and having an exercise price greater than $20.00 per share, for new options to purchase a lesser number of Ordinary Shares upon and subject to the terms and conditions set forth in the document entitled ‘Offer to Exchange Certain Outstanding Options’ dated November 4, 2010.

This Amendment No. 1 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

The Exchange Offer expired at 4:00 pm., Israel Time, on December 15, 2010. Pursuant to the Exchange Offer, the Company accepted for exchange Eligible Options to purchase an aggregate of 429,600 Ordinary Shares, representing approximately 77.6% of the Ordinary Shares subject to all Eligible Options. On December 16, 2010, the Company granted New Options to purchase 157,638 Ordinary Shares, in exchange for the Eligible Options tendered and accepted pursuant to the Exchange Offer. The exercise price per share of the New Options granted pursuant to the Exchange Offer is $12.26, which was the mean average between the high and the low sale prices of the Ordinary Shares, as reported by the Nasdaq on December 16, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBOTECH LTD.

By:	/S/ EREZ SIMHA
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: December 16, 2010